Exhibit 3.2

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS

OF

QUINTANA MARITIME LIMITED

The Amended and Restated Bylaws of Quintana Maritime Limited are hereby amended as follows:

1. Section 2.5 of Article II of the Bylaws is hereby amended to read in its entirety as follows:

“Section 2.5 Special Meetings. Special meetings of the shareholders, for any purpose or purposes (including without limitation the election or removal of directors), unless otherwise prescribed by statute, may be called by the Chief Executive Officer or the Chairman of the board, or by resolution of the board of directors, and shall be called by the Chief Executive Officer or the Secretary at the request in writing of not less than 50% of the voting power of the shareholders entitled to vote at the meeting. Any such request shall state the purpose or purposes of the proposed meeting. At any such special meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice.”

2. Section 7.1 of Article VII of the Bylaws is hereby amended to read in its entirety as follows:

“Section 7.1 Certificates of Stock. The stock of the Corporation shall be represented by certificates or, to the extent authorized by the Board of Directors, shall be uncertificated. Every holder of stock in the Corporation, upon written request to the Secretary of the Corporation, shall be entitled to have a certificate signed by, or in the name of the Corporation (i) by the Chairman of the Board of Directors, or the Chief Executive Officer, or the President or a Vice President and (ii) by the Chief Financial Officer, or the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile if such certificate is countersigned by a transfer agent, other than the Corporation or its employees. The board of directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.”

3. Section 7.3 of Article VII of the Bylaws is hereby amended to read in its entirety as follows:

“Section 7.3 Transfer of Stock. Transfers of stock shall be made upon the books of the Corporation and, in the case of certificated stock, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.”

4. The effective date of these amendments is November 12, 2007.

QUINTANA MARITIME LIMITED

By:	/s/ Steve Putman
Steve Putman
Vice President, General Counsel, and Secretary